EXHIBIT 99.1

Press release

Marseille, July 5, 2021

Energy transition in shipping:

First BioLNG production project at a French port

•	A large-scale, circular economy project spearheaded by EveRé, Elengy, TotalEnergies and the CMA CGM Group at Marseille’s major shipping port.

•	Use of BioLNG produced from household waste from the Métropole Aix-Marseille-Provence.

•	BioLNG to become a renewable energy source to fuel the CMA CGM Group’s ships, permitting at least a 67% greenhouse gas emissions reduction.

•	A project led by the Coalition for the Energy of the Future, which aims to step up the pace of development of future energy sources and technologies.

EveRé, operator of the multi-process household waste treatment plant commissioned by Métropole Aix-Marseille-Provence, the CMA CGM Group, a world leader in shipping and logistics, Elengy, a subsidiary of Engie, operating liquefied natural gas (LNG) terminals at Fos-sur-Mer and TotalEnergies, a global multi-energy company that produces and supplies energy, have joined forces to study the feasibility of creating France’s first production unit for liquefied biomethane (BioLNG), a low-carbon alternative fuel dedicated to energy transition in the shipping industry.

Produced by converting the biodegradable part of household waste from the Marseille Provence region, BioLNG would allow for the decarbonization of shipping services departing from the Grand Port Maritime in Marseille and would be used primarily for the CMA CGM Group’s LNG-powered vessels.

The project forms a circular economic system. Using the area’s household waste will help reduce local air pollutants (nitrogen oxides, sulfur oxides and fine particles), improving air quality and quality of life for people living in the region and supporting the energy transition in the shipping industry.

A concrete commitment to energy transition in shipping

BioLNG, combined with the dual-fuel gas engine technology developed by CMA CGM, reduces greenhouse gas emissions (including carbon dioxide) by at least 67% relative to well-to-wake VLSFO (the complete value chain). On the basis of a tank-to-wake measurement (at vessel level), greenhouse gas emissions are reduced by 88%.

Liquefied natural gas allows for a 99% reduction in sulfur oxide emissions, a 91% reduction in fine particles emissions and a 92% reduction in nitrogen oxide emissions. By the end of 2024, 44 of the CMA CGM Group’s vessels will be powered by LNG.

A project integrated into the local ecosystem

The project fits perfectly into the local ecosystem, benefiting from the particularly well-suited and already existing infrastructure at the Grand Port Maritime, including EveRé’s waste methanization unit, Elengy’s LNG terminals, which will be used for the storage and delivery of the BioLNG, TotalEnergies’ bunker vessel, which will be located at the port as of January 2022, and CMA CGM’s fleet of LNG-powered vessels. The feasibility study has been launched within the framework of this large-scale project, which corresponds with the national drive to promote BioLNG as defined in France’s Mobility Orientation Law.

CMA CGM, Engie and TotalEnergies: three corporations committed to supporting sustainable mobility

The CMA CGM Group, Engie and TotalEnergies have already been working together for several months as part of the Coalition for the Energy of the Future, which aims to step up the pace of development of future energy sources and technologies and to support new sustainable mobility models, thereby reducing the environmental impact of transportation and logistics.

In order to make true technological revolutions possible and achieve tangible results by 2030, the Coalition has set three main targets:

•	to considerably increase clean energy supply sources;

•	to reduce energy consumption per equivalent kilometer transported;

•	to reduce the proportion of emissions attributable to transportation and logistics.

About CMA CGM

The CMA CGM Group, a world leader in shipping and logistics headed up by Rodolphe Saadé, serves over 420 ports on 5 continents around the world. The Group’s fleet of 561 ships carried close to 21 million TEU (Twenty-foot Equivalent Unit) containers in 2020. With its CEVA Logistics subsidiary, a world-class logistics provider carrying 400,000 tons of air freight and 2.8 million tons of overland freight every year, and CMA CGM Air Cargo, the CMA CGM Group is constantly innovating to offer its customers end-to-end services delivering performance gains through ground-breaking shipping, overland, air freight and logistics solutions.

The CMA CGM Group is committed to leading the energy transition in shipping and has pioneered the use of alternative fuels. In addition, it has set itself the goal of being carbon-neutral by 2050. This program of continuous improvement has yielded concrete results and reduced the Group’s total CO2 emissions by 4% in 2020.

Via the CMA CGM Foundation, the Group reaches out to thousands of children every year with initiatives championing education for all and equal opportunities. The CMA CGM Foundation also responds to humanitarian crises with emergency relief by harnessing the Group’s shipping and logistics expertise to carry humanitarian supplies to wherever they are needed around the world.

With a network of over 400 offices and 750 warehouses in 160 countries, the Group employs more than 110,000 staff members worldwide, 2,400 of whom are based in Marseille where it has its registered office.

cmacgm-group.com

Press Contact : media@cma-cgm.com

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About Elengy

Expert in Liquefied Natural Gas (LNG), Elengy, part of the ENGIE Group, operates three regulated LNG terminals in France: Montoir-de-Bretagne on the Atlantic coast, Fos Cavaou and Fos Tonkin in the Mediterranean. As the gateway to Europe for LNG, the three sites offer the market flexibility for unloading or loading any type of LNG carrier, transhipping between LNG carriers, loading trucks with LNG or regasifying LNG for injection into the transport network.With LNG, an available and competitive solution, Elengy contributes to the energy transition by reducing the environmental footprint of its customers. Furthermore, Elengy is developing its services to increase the use of LNG from now on, and to contribute to carbon neutrality by 2050.

2020 figures: 400 employees - Regasification capacity: more than 20 billion m3 of natural gas per year - Quantity of energy received: more than a third of French demand - 223 ship calls registered.

elengy.com@Elengy

Media contact: valerie.gentil@elengy.com

About EveRé

EveRé, a subsidiary of the Urbaser group, is a multi-process household waste treatment centre, put in operation in 2010, in the Fos-sur-Mer industrial area (Bouches-du-Rhône, France).As an industrial stakeholder specialising in waste recovery, EveRé performs with full transparency a public service mission entrusted by the Aix-Marseille Provence Metropole, under a Public Service Delegation contract, with the requirement for regulatory and environmental compliance.

Media contact : CO2 Communication / Sylvie Cottin / 06 07 46 66 72 / s-cottin@co2com.com

Territoire Marseille Provence (Aix-Marseille-Provence Metropole)

Created on January 2016, the Aix-Marseille-Provence Metropole is organized into six territories. The Territoire Marseille Provence brings together 18 cities and towns, and it has 1,045,000 inhabitants. It manages local fields, and its mission is in particular to ensure and organize the collection, treatment and recovery of waste in all of its cities and towns. It represents an average of 650,000 tons of waste per year. The Territory is also committed to a process of reducing waste at source, with, in particular, the Territoire Zéro Déchet - Zero Waste label since 2016. The Territory Marseille-Provence drives also the promotion of several prevention projects such as raising awareness among residents, making composting devices available, combating food waste or promoting re-use and repair.

Press contact: Julia Roimier / julia.roimier@ampmetropole.fr / 06 88 13 24 42

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

Media contact: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investors : +44 (0)207 719 7962 l ir@totalenergies.com

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

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